Exhibit 99.1

IR-118
CNinsure Establishes Special Committee to Evaluate
Non-binding Going Private Proposal
GUANGZHOU, China, May 20, 2011 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq:CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, announced today that it has established a special committee (the “special committee”) to evaluate the non-binding going private proposal received from TPG Asia V MU, Inc., Kingsford Resources Limited, a company controlled by Mr. Yinan Hu, chairman of the Board of Directors and chief executive officer of the Company, and entities affiliated with him, and CDH Inservice Limited.
The special committee consists of two of the Company’s independent directors, Mr. Allen Warren Lueth and Mr. Stephen Markscheid. The special committee will retain independent legal and financial advisors to assist it in its evaluation of the proposal. No decisions have been made by the special committee with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.
About CNinsure Inc.
CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to whether any definitive offer will be made, whether any agreement will be executed or whether this or any other transaction will be approved or consummated, as well as CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 20, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86-20-61222777x850
Email: qiusr@cninsure.net
Source: CNinsure Inc.